UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VOLATO GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74349W104
(CUSIP Number)

Nicholas Cooper
1954 Airport Road, Suite 124
Chamblee, GA
844-399-8998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No.: 74349W104
1	NAMES OF REPORTING PERSONS
Hoop Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,466,153

	8	SHARED VOTING POWER
-

	9	SOLE DISPOSITIVE POWER
3,466,153

	10	SHARED DISPOSITIVE POWER
-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,466,153

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.: 74349W104
1	NAMES OF REPORTING PERSONS
Nicholas Cooper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,466,153 (1)

	8	SHARED VOTING POWER
-

	9	SOLE DISPOSITIVE POWER
3,466,153 (1)

	10	SHARED DISPOSITIVE POWER
-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,466,153 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Mr. Cooper beneficially owns 3,466,153 shares of Common Stock held by Hoop Capital LLC in which Mr. Cooper holds sole voting and investment power.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Volato Group, Inc. (the “Issuer”), a Delaware corporation. The address of the Issuer’s principal executive office is 1954 Airport Road, Suite 124, Chamblee, GA 30341.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Nicholas Cooper and Hoop Capital LLC (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The business address of the Reporting Person is 1954 Airport Road, Suite 124, Chamblee, GA 30341

(c) The principal business of Mr. Cooper is serving as the Chief Commercial Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Cooper is a citizen of the United Kingdom and Hoop Capital LLC is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 1, 2023, Volato, Inc., a Georgia corporation (“Volato”), PROOF Acquisition Corp I, a Delaware corporation (“PACI”) and PACI Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of PACI (“Merger Sub”), consummated a business combination pursuant to that certain Business Combination Agreement, dated August 1, 2023, between Volato, PACI and Merger Sub (the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, the business combination was effected through the merger of Merger Sub with and into Volato, with Volato surviving the merger as a wholly-owned subsidiary of PACI (the “Business Combination,” and together with the other transactions contemplated by the Business Combination Agreement and the other agreements contemplated thereby, the “Transactions”). In connection with the consummation of the Business Combination (the “Closing”), PACI changed its name to “Volato Group, Inc.” (“Volato Group”).”

In connection with the Closing, and pursuant to the terms of the Business Combination Agreement: (i) each share of common stock of Volato (“Volato Common Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive 1.01508 shares of Common Stock, (ii) each share of preferred stock of Volato (“Volato Preferred Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive 1.01508 shares of Common Stock, (iii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Closing was converted into Volato Common Stock, (iv) each share of Volato Common Stock and Volato Preferred Stock held in the treasury of Volato immediately prior to the Closing was cancelled and no payment or distribution was made in respect thereof, (v) each outstanding unexercised option to purchase shares of Volato Common Stock was converted into an option to acquire shares of Common Stock (“Options”), (vi) each share of Class A common stock of PACI (“PACI Class A Common Stock”) issued and outstanding immediately prior to the Closing and not redeemed in connection with the Redemption (as defined below) remained outstanding and is now a share of Common Stock and (vii) each share of Class B common stock of PACI (“PACI Class B Common Stock”) issued and outstanding immediately prior to the Closing remained outstanding and is now a share of Common Stock.

In connection with the Closing, Mr. Cooper beneficially owned 3,414,660 shares of Common Stock held by Hoop Capital LLC in which Mr. Cooper holds sole voting and investment power.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire additional Common Stock either in the open market or in private transactions, or dispose of or seek to dispose of all or a portion of such Common Stock now owned or hereafter acquired. In addition, the Reporting Person may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or make proposals to the Board of Directors (the “Board”) of the Issuer, other stockholders of the Issuer, and/or other third parties, or (ii) encourage, cause or seek to cause the Issuer or any of such persons: to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; joint ventures; changes to the Issuer’s capitalization or dividend policy; or other material changes to the Issuer’s business or capital or governance structure. Any action or actions the Reporting Person may undertake with respect to his investment in the Issuer will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the Issuer’s business, prospects, and/or financial condition, the market for the Common Stock, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Person, and other factors and future developments.

Mr. Cooper, in his capacity as Chief Commercial Officer of the Issuer, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2023 Stock Incentive Plan (the “2023 Stock Incentive Plan”), filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) See Rows (11) and (13) of the cover pages to this Schedule 13D. The percentages used in this Schedule 13D are calculated based upon 28,043,449 shares of Common Stock outstanding after the Business Combination as of December 8, 2023.

(b) See Rows (7) through (10) of the cover pages to this Schedule 13D.

(c) Other than as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the Closing Date, in connection with the Closing, the Issuer and the Reporting Person entered into a Company Stockholder Lock-up Agreement (the “Lock-up Agreement”), a form of which is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the Lock-up Agreement, the Reporting Person agreed, subject to certain customary exceptions, that during the period that is the earlier of (i) the date that is 180 days following the Closing Date and (ii) the date specified in a written waiver of the provisions of the Lock-up Agreement duly executed by Proof Acquisition Sponsor I, LLC, a Delaware limited liability company and the Issuer, not to dispose of, directly or indirectly, any shares of Common Stock subject to the Lock-up Agreement, or take other related actions with respect to such shares. The shares of Common Stock subject to the Lock-up Agreement include all such shares held by the Reporting Person.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any Reporting Persons and any other person or entity.

The information set forth in Item 3 with respect to the Business Combination Agreement, Lock-Up Agreement, and Item 4 with respect to the 2023 Stock Incentive Plan, is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit 1
Business Combination Agreement, dated as of August 1, 2023, by and among PROOF Acquisition Corp I, PACI Merger Corp, Inc., and Volato, Inc. (included as Annex A to PROOF Acquisition Corp I’s Registration Statement on Form S-4 (File No. 333-274082), filed with the Securities and Exchange Commission on August 18, 2023).

Exhibit 2
Form of Lock-up Agreement ((incorporated by reference to Exhibit 10.13 to PROOF Acquisition Corp I’s Registration Statement on Form S-4 (File No. 333-274082), filed with the Securities and Exchange Commission on August 18, 2023)

Exhibit 3
Volato Group, Inc. 2023 Stock Incentive Plan (included as Annex C to PROOF Acquisition Corp I’s Registration Statement on Form S-4 (File No. 333-274082), filed with the Securities and Exchange Commission on August 18, 2023).

[The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023

/s/ Nicholas Cooper
Nicholas Cooper

Hoop Capital LLC
/s/ Nicholas Cooper
Nicholas Cooper, Manager